

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 4, 2009

VIA U.S. MAIL

Mr. Raanan Cohen
Chief Executive Officer
Orbotech LTD
Sanhedrin Boulevard
North Israel Zone
Yavne 81101, Israel

Re: Orbotech LTD
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 27, 2009
File No. 000-12790

Dear Mr. Cohen:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief